UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

Commission File Number 1-32654

___________________

ANORMED INC.

(Translation of registrant's name into English)

#200 – 20353 64th Avenue

Langley, British Columbia

Canada  V2Y 1N5

(Address of principal executive offices)

___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]    Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                         .

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANORMED INC.

By:

“William J. Adams”

Name:  William J. (Bill) Adams

Title:     Chief Financial Officer,

            Vice President, Finance, Secretary and Treasurer

Date:  June 6, 2006

EXHIBIT INDEX

Exhibit	Description
99.1	News release dated June 2, 2006.

Exhibit 99.1
AnorMED Inc. 200 - 20353 64th Avenue Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

ANORMED ANNOUNCES DEPARTURE OF VICE PRESIDENT COMMUNICATIONS

Interim CEO confident in current management team

For Immediate Release:

                  June 2, 2006

Vancouver, BC – AnorMED Inc. (TSX: AOM, AMEX: AOM) announced today the departure of Elisabeth Whiting, the Company’s Vice President of Communications, effective immediately.  This decision followed an assessment of overall management requirements by the new Chair and Interim CEO, Kenneth Galbraith.

“Since being elected by shareholders on April 21, the Board of Directors has been diligently examining the Company’s current operations and future outlook, including its capabilities to execute the Board’s new strategic direction for AnorMED”, said Kenneth Galbraith.

“As the interim CEO, I am confident that the current management team is fully capable of working together to ensure the timely completion of the final stages of MOZOBIL™ development and the implementation of an appropriate commercial strategy. The Board of Directors will work diligently in the weeks ahead to do everything possible to ensure that the existing management team is retained, motivated and focused on building shareholder value through the timely execution of the Board’s approved strategic direction.”

The Company will facilitate ongoing shareholder communications with existing employees, additional short-term contract personnel and the Company’s external communications advisors. A full-time replacement for the senior communications position will not be sought until completion of the current search for a new President and Chief Executive Officer currently being carried out by the executive search firm, Russell Reynolds.

The Company expects to provide specific corporate goals for the 2007 fiscal year and an update on the progress of MOZOBIL and its other products under development in conjunction with the release of its annual financial results for the fiscal year ended March 31, 2006 in a conference call scheduled for the afternoon of June 13, 2006.

About MOZOBIL

MOZOBIL is a stem cell mobilizer used in stem cell transplants, a procedure used to restore the immune system of cancer patients who have had treatments that previously destroyed their immune cells.  MOZOBIL works by triggering the rapid movement of stem cells out of the bone marrow and into circulating blood.  Once in the circulating blood, the stem cells can be collected for use in a stem cell transplant. In Phase II studies,

MOZOBIL consistently demonstrated the ability to help cancer patients generate more of their own stem cells, resulting in an increase in the potential for these patients to be able to undergo a stem cell transplant.

MOZOBIL is currently the subject of two Phase III clinical studies at 35 major centres in the U.S. involving 600 cancer patients with either non-Hodgkin's Lymphoma or multiple myeloma and who are undergoing autologous stem cell transplantation as a part of their treatment.  Both Phase III studies are randomized, double-blind, placebo controlled, comparative trials of MOZOBIL plus G-CSF versus placebo plus G-CSF, the current standard drug used to stimulate additional stem cells within bone marrow.

The Company expects to complete patient recruitment of the Phase III studies and three month follow-up of patients by the end of 2006 and announce top-line results from the studies in the first half of 2007. If successful, the results of these clinical studies would be the basis for filings in the United States, Canada, the EU and other countries seeking approval to market MOZOBIL for these indications.

About AnorMED Inc.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, oncology and HIV, based on the Company’s research into chemokine receptors.

The Company’s product pipeline includes MOZOBIL, currently in Phase III studies in cancer patients undergoing stem cell transplants; AMD070, currently in Phase I/II studies in HIV patients; and several novel classes of compounds in pre-clinical development that target specific chemokine receptors known to be involved in a variety of diseases. Additional information on AnorMED Inc. is available on the Company's website www.anormed.com.

Note: Certain of the statements contained in this press release may contain forward-looking statements and forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 or applicable Canadian securities laws. Statements or information regarding our strategy, future operations, future financial position, timing and completion of clinical trials, prospects and plans and objectives of management are forward-looking statements. The words “anticipates, “believes”, “budgets”, “could”, “estimates”, “expects,” “forecasts”, “intends”, “may”, “plans”, ”projects”, “schedule”, “should”, “will”, “would” and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words. Plans, intentions or expectations disclosed in any forward-looking statements or information should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information including: we may not be able to develop and obtain regulatory approval for MOZOBIL in stem cell transplant indications and any future product candidates in our targeted indications; we may not be able to establish marketing and sales capabilities and the costs of launching MOZOBIL stem cell transplant indications and any future products in our targeted indications may be greater than anticipated; we rely on third parties for the continued supply and manufacture of MOZOBIL, we may face unknown risks related to intellectual property matters; we may face competition from other pharmaceutical or biotechnology companies. Investors are referred to the discussion of such risks, uncertainties and other factors in AnorMED’s Final Short Form Prospectus dated December 1, 2005 filed on SEDAR with Canadian securities regulatory authorities and in Exhibit 99.1 to AnorMED's Report on Form 6-K filed with the U.S. Securities and Exchange Commission on December 23, 2005. Forward-looking statements or information are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward looking statement or information if those beliefs, opinions or expectations change, or there is new information or other circumstances should change other than as required by applicable law.

Company Contacts:

Kenneth Galbraith

Paul Brennan

Chair and Interim CEO

Acting President and VP, Business Development

604-539-4738 or 604-889-5320

604-532-4671

Media Contact:

Shafiq Jamal, James Hoggan & Associates

604-739-7500